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                                                                    EXHIBIT 99.6

                        Convergent Communications, Inc.
                 First Amendment to the 1998 Stock Option Plan

                                 INTRODUCTION

     Convergent Communications, Inc., a Colorado corporation (hereinafter referred to as the "Corporation"), has established an incentive compensation plan known as the "Convergent Communications, Inc. 1998 Stock Option Plan" (hereinafter referred to as the "Plan"). The Plan permits the grant of Non-Qualified Stock Options and Incentive Stock Options.

     Pursuant to this First Amendment to the Plan (hereinafter referred to as the "Amendment"), the Corporation desires to amend the Plan to increase the number of shares of Common Stock which may be granted for all purposes under the Plan.


                                SHARES AVAILABLE

     Subject to the adjustments provided in Section VI of the Plan, Section II of the Plan shall be amended to increase the aggregate number of shares of Common Stock which may be granted for all purposes under the Plan to a total of two million five hundred thousand (2,500,000) shares.

                              CONTINUATION OF PLAN

     All other terms and conditions of the Plan shall remain in full force and effect.

                                 EFFECTIVE DATE

     This Amendment shall be effective as of May 6, 1998.